UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-35165

BRAINSWAY LTD.
(Translation of registrant's name into English)

16 Hartum Street RAD Tower, 14th Floor
Har HaHotzvim
Jerusalem, 9777516, Israel
(+972-2) 582-4030
 (Address and telephone number of Registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 22, 2019 (Registration No. 333- 230979) and the Company's Registration Statements on Form F-3 filed with the Securities and Exchange Commission on July 22, 2024 (Registration No. 333-280934) and on April 22, 2025 (Registration No. 333-286672).

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated May 13, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAINSWAY LTD.
(Registrant)

Date: May 13, 2025	/s/ Hadar Levy
Hadar Levy
Chief Executive Officer